Imperial Ginseng Products Ltd.

Suite 1601

650 West Georgia Street

Vancouver, British Columbia

Canada   V6B 4N7

Tel.: (604) 689-8863

Fax: (604) 689-8892

November 13, 2002

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC   20549

Attention: Document Control

Dear Sirs:

Re:

Imperial Ginseng Products Ltd. (the “Company”)

Attached is the Company’s Form 6-K.  We confirm that the following material was sent by pre-paid mail on November 13, 2002, to the registered shareholders of Common Shares of the Company.

1.

Annual Report – Consolidated Financial Statements for the years ended June 30, 2002, 2001 and 2000;

2.

Notice of Annual General Meeting / Information Circular / Quarterly and Year End Report BC Form 51-901f for the year ended June 30, 2002 – Schedule B & C – Supplementary Information and Management Discussion and Analysis; and

3.

Proxy and Supplemental Mail List Return Card.

We further confirm that copies of the above mentioned materials were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Policy Statement No. 54-101 regarding shareholder communications.

Please call should you have any questions.

Sincerely,

IMPERIAL GINSENG PRODUCTS LTD.

“Hilary Madore”

Hilary S.A. Madore, CMA

Vice President Finance

Attachments

cc:

Nasdaq Stock Market

Higham McConnell & Dunning

Cover Sheet of Form 6-K

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

 June,

2002

Imperial Ginseng Products Ltd.

Suite 1601 – 650 West Georgia St. Vancouver, British Columbia, V6B 4N7

[Indicate by check mark whether the registrant files of will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ____X____

Form 40-F  ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      ____X____

No   _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Imperial Ginseng Products Ltd.

(Registrant)

Date       November 12, 2002

By

“James S. Chang”

James S. Chang

President and Director

QUARTERLY AND YEAR END REPORT

BC FORM 51-901f

(previously Form 61)

Incorporated as part of :	X	Schedule A

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER	Imperial Ginseng Products Ltd.

ISSUER ADDRESS	Suite 1601 - 650 West Georgia
P.O. Box 11549
Vancouver, BC
V6B 4N7

CONTACT PERSON	Hilary Madore

CONTACT POSITION	Vice President, Finance

CONTACT TELEPHONE #	(604) 689-8863

CONTACT EMAIL ADDRESS	Hilary@imperialginseng.com

FOR QUARTER ENDED	June 30, 2002

DATE OF REPORT	November 7, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

HUGH CARTWRIGHT	“Hugh Cartwright”	2002/11/07
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

JAMES CHANG	“James Chang”	2002/11/07
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Imperial Ginseng Products Ltd. as at June 30, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for the two year period ended June 30, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the two year period ended June 30, 2002 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements for the year ended June 30, 2000 were audited by other chartered accountants who expressed an opinion without reservation on those statements in their report dated August 14, 2000.

“Grant Thornton LLP”

Vancouver, Canada

August 23, 2002

Chartered Accountants

Consolidated Balance Sheets

(expressed in Canadian dollars)

June 30,	2002	2001

ASSETS

Current Assets: Cash	$ 70,969	$ 156,730
Accounts receivable (note 3(a))	36,136	55,922
Inventory	610,800	528,969
Ginseng crop costs (schedule)	2,800,000	5,400,000
Prepaid expenses	122,794	95,225
	3,640,699	6,236,846

Ginseng crop costs (schedule)	4,223,802	6,721,780
Capital assets (note 4)	1,912,819	3,079,744
Investment (note 5)	1	395,000

	$ 9,777,321	$ 16,433,370

LIABILITIES & SHAREHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness (note 7)	$ 545,000	$ -
Accounts payable and accrued liabilities (notes 3(b) and 8)	1,431,067	1,426,100
Current portion of obligations under capital leases (note 9)	104,941	145,183
Current portion of term debt (note 10)	1,078,894	1,294,798
	3,159,902	2,866,081

Obligations under capital leases (note 9)	483,104	562,138
Term debt (note 10)	654,132	810,537
Royalty amount payable (note 10(c))	62,820	71,820

Shareholders’ Equity:
Share capital (note 12)	49,665,787	46,150,385
Conversion option (note 12)	266,701	333,144
Deficit	(44,515,125)	(34,360,735)
	5,417,363	12,122,794

	$ 9,777,321	$ 16,433,370

See accompanying notes to consolidated financial statements.

Commitments (note 14)

On Behalf of the Board

“Hugh Cartwright”

 “James Chang”

Hugh Cartwright, Director

James Chang, Director

Consolidated Statements of Operations

(expressed in Canadian Dollars)

Years ended June 30,	2002	2001	2000

REVENUE	$ 5,345,505	$ 8,065,265	$ 6,801,727
Cost of sales	5,049,498	7,566,774	6,904,068
Write down of ginseng crop costs	5,100,000	1,300,000	-

Gross loss	(4,803,993)	(801,509)	(102,341)

Interest and other income	80,702	33,903	38,382

	(4,723,291)	(767,606)	(63,959)

EXPENSES:
Amortization and depreciation	939	923	5,069
Interest on bank indebtedness	52,798	113,104	162,186
Interest on term debt and capital leases	228,140	1,019,220	1,595,786
Legal and audit	41,536	47,452	105,483
Marketing (note 3(d))	173,387	255,153	232,025
Office supplies and services	26,557	34,461	40,164
Other	38,536	21,365	(79,415)
Rent	43,422	38,584	40,102
Salaries	468,399	935,159	553,905
Travel	33,624	21,484	24,810

	1,107,338	2,486,905	2,680,115

Loss before undernoted	(5,830,629)	(3,254,511)	(2,744,074)

Gain (loss) on disposal of capital assets and investment	30,174	(64,946)	(404,181)
Write down of capital assets and investment	(1,008,418)	(56,606)	-
Write-off of deferred debt issue costs (note 11(b))	(4,868)	(153,969)	-
	(983,112)	(275,521)	(404,181)

Loss before taxes	(6,813,741)	(3,530,032)	(3,148,255)

Income taxes (recovery) (note 13)	1,478	21,487	(75,732)

Net loss	$(6,815,219)	$(3,551,519)	$(3,072,523)

Net loss per share (basic and diluted)	$ (2.18)	$ (2.82)	$ (2.99)

Weighted average number of shares outstanding	4,661,045	2,157,299	1,787,630

See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit

(expressed in Canadian dollars)

Years ended June 30,	2002	2001	2000

Deficit, beginning of the year	$ (34,360,735)	$ (28,275,883)	$ (22,929,257)

Net loss	(6,815,219)	(3,551,519)	(3,072,523)

Preferred share dividends (note 12(b))	(2,863,271)	(2,207,439)	(1,929,518)

Royalty amount (note 12(c))	(475,900)	(325,894)	(344,585)

Deficit, end of the year	$ (44,515,125)	$ (34,360,735)	$ (28,275,883)

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

Years ended June 30,	2002	2001	2000

Cash flows from operations:
Net loss	$ (6,815,219)	$ (3,551,519)	$ (3,072,523)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	122,686	128,077	571,714
Cost of ginseng crops harvested	3,710,932	6,329,277	5,979,815
Write down of ginseng crop costs	5,100,000	1,300,000	-
Loss on disposal of capital assets and investment	364,825	64,946	404,181
Gain on settlement of term debt	(58,000)	-	-
Write down capital assets	613,419	56,606	-
Write off of deferred debt issue costs	4,868	153,969	-
	3,043,511	4,481,356	3,883,187
Changes in non-cash working capital:
Decrease (increase) in accounts receivable	19,786	9,766	(12,123)
Decrease (increase) in inventory	383,422	201,126	(14,376)
Ginseng crop costs, net of deferred depreciation and amortization of $603,837 (2001 - $768,007) (2000 - $833,386)	(3,581,483)	(3,950,184)	(4,042,570)
Decrease (increase) in prepaid expenses	(27,633)	(4,092)	214
Increase (decrease) in accounts payable	2,050	1,165,205	(954,585)
Royalty amount payable	(9,000)	(4,393)	76,213
Cash (used in) provided by operating activities	(169,347)	1,898,784	(1,064,040)

Cash flows from financing activities:
Drawing (repayment) of short-term bank borrowings	545,000	(1,255,000)	(209,150)
Reduction of capital lease obligations	(155,903)	(224,507)	(212,498)
Proceeds from issuance of long-term debt	-	-	1,226,000
Reduction of long-term debt	(176,106)	(132,490)	(54,068)
Payment of debt issuance costs	-	-	(186,649)
Proceeds from issuance of common shares	-	-	184,375
Proceeds from issuance of preferred shares	-	-	2,065,400
Reduction of preferred shares	-	(12,500)	(12,500)
Payment of preferred share issue costs	-	-	(337,991)
Dividends paid on preferred shares	-	-	(915,295)
Cash provided by (used in) financing activities	212,991	(1,624,497)	1,547,624

Cash flows from investing activities:
Purchase of capital assets, net of disposal proceeds	(129,405)	(160,193)	(56,227)
Investment in shares	-	-	(522,143)
Proceeds from sale of shares	-	-	137,422
Cash used in investing activities	(129,405)	(160,193)	(440,948)

Net (decrease) increase in cash	(85,761)	114,094	42,636
Cash at beginning of year	156,730	42,636	-
Cash at end of year	$ 70,969	$ 156,730	$ 42,636

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows (Continued)

(expressed in Canadian dollars)

Years ended June 30,	2002	2001	2000

Non-cash investing and financing activities not included in cash flows:
Common shares issued in settlement of debt	$ 52,500	$ -	$ 12,800
Preferred shares issued in settlement of debt	536,283	952,000	1,000,000
Term debt converted to common shares	-	155,000	175,000
Term debt converted to preferred shares	160,000	4,810,500	777,000
Preferred shares converted to common shares	2,012,689	65,200	-
Interest accrued on term debt converted to common and preferred shares	38,583	933,556	16,565
Dividends and royalty accrued on preferred shares	3,339,171	2,533,333	1,358,808
Preferred share issue costs accrued	577,783	465,044	547,589
Bond discount on bonds converted transferred to preferred shares	29,148	163,879	-
Capital asset purchases financed with capital leases	36,627	104,687	65,350

Supplemental cash flow information:
Interest paid	$ 116,313	$ 208,157	$ 829,614
Income tax paid	34,523	106	57,342

Consolidated Schedules of Ginseng Crop Costs

(expressed in Canadian dollars)

Years ended June 30,	2002	2001

Capital tax	$ 42,417	$ 61,566
Depreciation	603,837	768,007
Direct labour	1,739,454	2,051,465
Equipment rental	92,748	102,514
Fertilizers	620,609	515,616
Fuel	68,988	87,411
Hardware, supplies and small tools	40,055	55,248
Insurance	17,874	22,661
Land rental and improvements	417,715	479,884
Mulch	248,645	283,957
Office supplies and services	66,531	83,821
Other	28,158	1,601
Rent	55,920	57,741
Repairs and maintenance	85,583	83,245
Seed	15,943	15,989
Telephone and utilities	21,870	27,023
Travel and automobile	18,973	20,442
	4,185,320	4,718,191

Balance, beginning of the year	12,121,780	15,553,932
	16,307,100	20,272,123

Less: Charged to cost of sales	(3,710,932)	(6,329,277)
Write down of ginseng crop costs	(5,100,000)	(1,300,000)
Charged to inventory	(472,366)	(521,066)

Net crop costs, end of the year	$ 7,023,802	$ 12,121,780

Comprised of:
Current portion expected to be harvested and marketed within one year	$ 2,800,000	$ 5,400,000
Balance expected to be harvested after one year	4,223,802	6,721,780

	$ 7,023,802	$ 12,121,780

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

1.

Operations:

Imperial Ginseng Products Ltd. (the "Company") is incorporated under the Company Act (British Columbia).  The Company cultivates, processes, and markets North American Ginseng products throughout North America and Asia. The revenue of the Company is almost entirely derived from ginseng root and value-added product sales. Future profitable operations are dependent upon ginseng prices strengthening over current levels, the timing of which is uncertain.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada which, except as set out in note 15, also comply in all material respects with accounting principles generally accepted in the United States.

These consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries (all of which are wholly-owned except where indicated): Canadian Imperial Ginseng Farms Ltd. ("CIG Farms") including its undivided 49% interest in Canadian Imperial Ginseng Processing (“Processing”), Canadian Imperial Ginseng Ontario Ltd. (“CIG Ontario”), Columbia Ginseng (VCC) Corp., Columbia Ginseng (VCC) II Corp., Columbia Ginseng Capital Corp., Imperial Ginseng Distributors Ltd., and Columbia Ginseng Financial Corp.

(b)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the recognized amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)

Inventory:

Inventory consists of ginseng root (84% (2001 – 91%)) and products available for sale and is valued at the lower of cost (determined on a weighted average basis) and net realizable value.

(d)

Ginseng crop costs:

Ginseng crop costs are recorded at the lower of cost (determined using the full absorption cost method, including direct costs incurred for the acquisition, planting and maintenance of the ginseng crops) and net realizable value.  Direct costs include stratified seed, labour, supplies, insurance other than crop insurance on which the Company is self-insured, and direct overhead.  Ginseng crop costs are charged to cost of sales based upon a proportionate allocation of costs incurred during the period from planting to harvest for the related acres harvested.  Management reviews the underlying value of deferred costs on an ongoing basis by reference to estimated future cash flows with any excess charged to income as determinable.  Costs accumulated on the acres expected to be harvested during the next fiscal year have been classified as a current asset.

(e)

Capital assets:

Capital assets are stated at cost and are depreciated on a straight line basis commencing when the assets are put into use over the following periods:

Buildings	10 – 20 years
Building under capital lease	20 years
Farming equipment	5 – 7 years
Office equipment	5 years
Laboratory equipment	5 – 7 years
Processing equipment	Unit of production
Shadehousing	10 years
Irrigation	7 – 10 years

Management reviews the underlying value of capital assets on an ongoing basis by reference to estimated undiscounted future cash flows with any excess charged to income as determinable.

(f)

Investments

Long-term investments, other than investments in subsidiaries or significantly controlled enterprises, are carried at cost.  If there is an other than temporary decline in value, these investments are written down to provide for the loss.

(g)

Deferred debt issue costs:

Deferred debt issue costs are amortized to interest expense on a straight-line basis over the term of the related debt.

(h)

Debt conversion option and discount on convertible bonds:

In accordance with Canadian generally accepted accounting principles for financial instruments, the estimated value attributed to the conversion option has been separated from the debt obligation and reported as equity for financial reporting purposes.  The resulting implied discount on the Convertible Bonds is being amortized over the term of the applicable Convertible Bonds with the amortization amount included in interest expense.

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

(i)

Revenue recognition:

Sales revenue is recognized when all risks and benefits of ownership of ginseng products and crops have been transferred to customers under executed sales agreements.

(j)

Income taxes:

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to (i) differences between the financial statement carrying amounts of existing assets, liabilities and their respective tax bases and (ii) operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and the losses and tax credits utilized.   The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k)

Net loss per share:

In 2000, the Canadian Institute of Chartered Accountants issued a new accounting standard on earnings per share.  The new standard requires the use of the treasury stock method to calculate fully diluted earnings per share.  Under this method, all options whose average price is less than or equal to the average share price for the year are assumed to be exercised and all convertible securities are converted at the average share price during the period.  Also under this new standard, certain shares that are considered contingently issuable, such as escrowed shares subject to release based on performance criteria, are excluded from the calculation of weighted average common shares outstanding.

The Company has adopted this new standard, effective July 1, 2001.  Adoption of this new standard in the Company’s fiscal year ended June 30, 2002 has no effect on prior years loss per share or weighted average common shares outstanding.

Fully diluted loss per share is not presented as the effect of all outstanding options and warrants is antidilutive.

(l)

Stock option plan

The Company has an Employees’ and Directors’ Equity Incentive Plan which is disclosed in Note 12.  No compensation expense is recognized for this plan when share or share options are issued to employees and directors.  Any consideration paid by employees and directors on exercise of share options or purchase of shares is credited to share capital.  If shares or share options are repurchased from employees and directors, the excess of the consideration paid over the carrying amount of the shares or share options cancelled is charged to the deficit.

3.

Related party balances and transactions:

(a)

Accounts receivable

Included in accounts receivable is $nil (2001 - $12,028) due from companies with directors in common.

(b)

Accounts payable

Included in accounts payable is $97,569 (2001 - $48,160) due to management companies with directors in common (“Management Companies”).  The amount is due on demand, unsecured and non-interest bearing.

(c)

Transactions

The Company was charged for services by Management Companies as follows:

	2002	2001	2000

Salaries	$ 184,000	$ 184,000	$ 184,000
Rent	20,000	20,000	20,000
Office supplies and services	42,000	42,000	42,000
Preferred share distribution services	-	4,800	171,000
Bond marketing services	-	-	70,000
Asset management services	547,381	441,372	400,000
	$ 793,381	$ 692,172	$ 887,000

During 1999, a Management Company with directors in common was engaged to consult with and advise the Company with respect to restructuring its term debt obligations.  As a result, the Management Company was engaged to structure, package, market and administer the conversion of term debt obligations to convertible Class “A” Preferred Shares (note 12(b)).

The Management Company is compensated for such services by a one-time service charge of 6% of the face value of Convertible Bonds or Preferred Shares issued either by way of term debt converted to Preferred Shares or through the issue of Preferred Shares by way of private placements and an annual asset management service charge of 2.5% of Preferred Shares issued. The service charge of 6% was waived by the Management Company for conversions that occurred from May 1, 2001 to June 30, 2002.

During the year, the Company settled $536,283 (2001 - $952,000) (2000 - $1,000,000) of its debt owing to one of the Management Companies with the issuance of 536,283 (2001 - 952,000) (2000 – 1,000,000) Class “A” Preferred Shares (note 12(b)).

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

(d)

Marketing Services

The Company has ginseng marketing agreements with companies owned by a director of the Company (the “Marketing Companies”).  Pursuant to these agreements, the Marketing Companies market the Company’s ginseng crops on a best effort basis in return for a fee.  The Marketing Companies render all marketing and selling services and pay all expenses related to the sale of the Company’s ginseng root.  During the year, approximately 90% of the Company’s sales were made through the Marketing Companies and the fees paid were $146,696 (2001 - $225,674) (2000 – $189,671).

4.

Capital assets:

			2002
		Accumulated	Net Book
	Cost	Depreciation	Value
Land	$ 132,727	$ -	$ 132,727
Buildings	210,580	96,153	114,427
Building under capital lease	561,311	231,460	329,851
Farming equipment	720,997	604,012	116,985
Farming equipment under capital lease	233,222	93,569	139,653
Office and laboratory equipment	93,603	91,375	2,228
Processing equipment	774,437	501,067	273,370
Shadehousing and irrigation	2,242,875	1,439,297	803,578
	$ 4,969,752	$ 3,056,933	$ 1,912,819

			2001
		Accumulated	Net Book
	Cost	Depreciation	Value
Land	$ 132,727	$ -	$ 132,727
Buildings	347,366	187,244	160,122
Building under capital lease	561,311	203,395	357,916
Farming equipment	1,618,194	1,270,600	347,594
Farming equipment under capital lease	384,032	192,282	191,750
Office and laboratory equipment	150,658	141,664	8,994
Processing equipment	753,037	399,067	353,970
Shadehousing and irrigation	4,928,427	3,401,756	1,526,671
	$ 8,875,752	$ 5,796,008	$ 3,079,744

During the year ended June 30, 2002, the Company wrote down capital assets by the amount of $613,419 to their estimated salvage value.  The write down of assets relates to the uncertainty of future ginseng plantings at CIG Farms in Kamloops, B.C.

5.

Investment:

The Company has a 3.5% investment in

Ponderosa Ginseng Farms Corp. (“Ponderosa”), a 93-acre ginseng farm located in Kamloops, B.C.

The Company’s investment in Ponderosa has been written down to a nominal value, due to a decline in the value of this investment that management has concluded to be other than temporary.

6.

Interest in processing facility:

The Company has an undivided 49% interest in Processing, a joint venture which operates a ginseng drying and processing facility located in Kamloops, B.C.  The Company's interest in the assets, liabilities and equity of the operation are as follows:

	2002	2001

Current assets	$ 19,694	$ 30,030
Capital assets	728,043	856,722
Current liabilities	(15,240)	(15,575)
Obligations under capital leases	(400,835)	(438,115)
Net equity	$ 331,662	$ 433,062

These consolidated financial statements include the following costs incurred by this operation:

	2002	2001

Cost of sales	$ 363,970	$ 432,810

Depreciation, included in cost of sales	$ 126,996	$ 101,941

7.

Bank indebtedness:

CIG Farms and CIG Ontario, subsidiaries of the Company, each has available with a Canadian chartered bank a $1,250,000 line of credit, subject to certain margining calculations, which bears interest at prime plus 1¼ % per annum and is secured by a charge over all inventory and crops, certain leasehold improvements and an assignment of life insurance on the Company’s president.  At June 30, 2002, $545,000 was drawn on this facility.

8.        Accounts payable and accrued liabilities:

	2002	2001
Accounts payable	$ 390,531	$ 304,993
Accrued liabilities	484,182	730,158
Interest payable on bonds	556,354	390,949
	$ 1,431,067	$ 1,426,100

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

9.        Obligations under capital leases:

Future minimum payments under capital leases as at June 30, 2002 are as follows:

	Equipment	Building	Total
2003	$ 84,904	$ 78,792	$ 163,696
2004	78,773	365,148	443,921
2005	19,172	-	19,172
2006	24,062	-	24,062
2007 and thereafter	30,456	-	30,456
Total future minimum lease payments	237,367	443,940	681,307
Less interest portion at effective rates of 0.9% to 12.09%	(35,089)	(58,173)	(93,262)
Total principal payments	202,278	385,767	588,045
Less current portion	(70,486)	(34,455)	(104,941)
	$ 131,792	$ 351,312	$ 483,104

In August 1993, Processing entered into an agreement to lease a drying facility constructed by a third party.  The amounts set out above under the heading "Building" represent the Company's undivided beneficial 49% interest in the obligations related to this drying facility.  This lease has an initial term of 10 years ending October 21, 2003, with an option to renew for an additional five years.  A subsidiary of the Company has an option to purchase the drying facility at any time during the 60 days preceding October 21, 2003 at a price of $705,000.

The participants in the joint venture are obligated to make lease payments equal to their percentage interest of $13,400 per month.  The title of the land purchased on behalf of the joint venture at the site for the drying facility has been transferred to the lessor for the duration of the lease as security under the lease agreement.

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

10.

Term debt:

	2002	2001
Convertible Bonds 1994 (a):
Series 1, at 13% per annum	$ 255,500	$ 325,500
Series 2, at 12% per annum	265,000	475,000
	520,500	800,500
Convertible Bonds 1995 (b):
Series 1, at 14% per annum	175,000	200,000
Series 2, at 13% per annum	403,000	403,000
	578,000	603,000
Convertible Bonds 1998 (c):
Series 1, at 12% per annum	251,000	251,000
Series 2, at 11% per annum	98,000	148,000
	349,000	399,000

Columbia Ginseng Financial Corp. Bonds (d)	298,000	298,000

Term Loan (e)	9,944	49,050
	1,755,444	2,149,550
Less unamortized discount on Convertible Bonds	(22,418)	(44,215)
	1,733,026	2,105,335
Less current portion	(1,078,894)	(1,294,798)
	$ 654,132	$ 810,537

(a)

Convertible Bonds 1994:

Of the total bonds outstanding on June 30, 2002, bonds totaling $359,500 were extended during the year ended June 30, 2000 to mature one half on December 31, 2004 and one half on December 31, 2005.  During the year ended June 30, 2002, bonds totaling $110,000 (2001 - $1,202,000) were converted to preferred shares (note 12(b)), and bonds totaling $nil (2001 - $105,000) were converted to common shares (note 12(a)).  Also during the year, the Company negotiated and settled bond retraction requests totaling $170,000 (2001 - $75,000).  Subsequent to June 30, 2002, bonds totaling $50,000 were settled for $14,000.

(b)

Convertible Bonds 1995:

The bonds matured as to one half of the principal amount on December 31, 2000 and the balance on December 31, 2001.  During the year ended June 30, 2001, bondholders were given the option to either convert the bonds to preferred shares or to convert the bonds to common shares.  During the year ended June 30, 2002, bonds totaling $nil (2001 - $2,185,500) were converted to preferred shares (note 12(b)), bonds totaling $nil (2001 - $50,000) were converted to common shares (note 12(a)), and bonds totaling $25,000 (2001 - $20,000) were retracted.  Subsequent to June 30, 2002, bonds totaling $175,000 were settled for $75,000.

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

(c)

Convertible Bonds 1998:

The bonds are convertible into common shares of the Company until January 31, 2003 at a price of $1.81 - $3.64 per common share, with the conversion price increasing by $0.25 per share for each subsequent year until maturity.  The bonds mature as to one half of the principal amount on January 31, 2004 and the balance on January 31, 2005.  In addition, the bondholders have the option to retract a maximum of 5% of the principal amount of the bond originally issued in each year until maturity of the bonds.

Bondholders are entitled to a royalty equivalent to 0.1% of the gross cash receipts from the sale of one acre of ginseng root from each of the 1998, 1999 and 2000 plantings of ginseng crops for each $1,000 of face value of bonds outstanding.  This royalty is payable upon maturity of the bonds.   The Company has accrued $62,820 (2001 - $71,820) with respect to this obligation.

During the year, bonds with a face value of $50,000 (2001 - $1,423,000) (note 12(b)) were converted to preferred shares by bondholders.

(d)

Columbia Ginseng Financial Corp. Bonds:

Pursuant to a bond offering in October 1992, Columbia Ginseng Financial Corp. (“CGFC”), a subsidiary of the Company, issued bonds bearing interest at rates of 11% and 12% per annum.  Pursuant to a loan agreement, the bond proceeds were loaned to CIG Farms at an interest rate of 12.5% per annum, payable in full on December 31, 1997.  At December 31, 1997, bondholders holding $298,000 of bonds extended the maturity of their bonds to December 31, 2004 under the same terms as the previous bonds.  This debt is secured by all present and after acquired property of CIG Farms.  Due to the uncertainty of future plantings at CIG Farms and the resulting impairment of the security for the bondholders, a settlement was offered to the bondholders.  Subsequent to June 30, 2002, bonds totaling $268,000 were settled for $134,000.

(e)

Term Loan:

The Term Loan from a Canadian chartered bank is secured by general security agreements over all inventory and equipment of CIG Farms.  The loan bears interest at 6.05% and is repayable in monthly blended payments of principal and interest of $3,342 to maturity on September 18, 2002.  At June 30, 2002, the balance of this loan was $9,944 (2001 - $49,050).

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

(f)

Principal repayments:

As at June 30, 2002, minimum principal repayments on term debt, including the impact of the ability of holders to call for early retraction on Convertible Bonds, are as follows:

2003	$ 1,078,894
2004	9,525
2005	487,275
2006	179,750
$ 1,755,444

11.

Financial instruments:

Financial instruments of the Company are comprised of cash, bank indebtedness, accounts receivable, investment, accounts payable and accrued liabilities, obligations under capital leases, and term debt.  Except as indicated below, at June 30, 2002 the estimated fair values of financial instruments are considered by management to be not materially different from their carrying value due to their short-term to maturity or capacity for prompt liquidation.

The fair value of the Company’s investment in Ponderosa (note 5) was estimated based on Ponderosa’s net asset values.

At June 30, 2002, the estimated fair value of fixed rate term debt is approximately $300,233 greater than its face value prior to the effective reduction in the carrying value made to recognize the value on issuance of the conversion option.  The fair value of the fixed rate term debt has been estimated by discounting future cash flows at the rate implicit in the Convertible Bonds.

As all debt instruments bear interest at fixed rates, the Company is not currently exposed to significant risk if interest rates fluctuate.

Management does not believe that, at June 30, 2002, the Company has significant concentrations of credit risk.  The Company’s sales primarily are completed subsequent to the fall harvest of ginseng.  Depending on the timing of transactions, accounts receivable at any time may represent amounts due, through the Marketing Companies, from a few customers who may not be resident in Canada.  The Company has a policy of minimizing risk by assessing the credit worthiness of ultimate customers and requiring advance cash payments to be lodged prior to the delivery of major sales.

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

12.

Share capital:

Authorized:
100,000,000 Common Shares without par value
100,000,000 Class “A” Preferred Shares with a par value of $1 each
100,000,000 Class “B” Preferred Shares with a par value of $5 each

	2002	2001
Issued and outstanding:
Common shares (a)	$ 21,909,107	$ 19,843,918
Class “A” Preferred shares (b)	20,437,368	22,326,326
Unpaid dividends and royalties (d)	7,319,312	3,980,141
	$ 49,665,787	$ 46,150,385

(a)

Common shares issued:

	Number of shares	Amount
Balance, June 30, 1999	1,664,720	$ 19,138,593
Exercise of option	7,500	9,375
Private placement	117,449	175,000
Bond conversions – principal and interest	283,226	184,097
Settlement of debt	19,692	12,800
Balance, June 30, 2000	2,092,587	19,519,865
Preferred share conversions	57,569	65,200
Bond conversions – principal and interest	666,638	185,986
Conversion option attributable to bonds converted	-	72,867
Balance, June 30, 2001	2,816,794	19,843,918
Preferred share conversions	4,332,121	2,012,689
Settlement of debt	154,412	52,500
Balance, June 30, 2002	7,303,327	$ 21,909,107

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

(b)

Class “A” preferred shares issued:

	Number of shares	Amount
Balance, June 30, 1999	13,260,962	$12,418,920
Original principal amount of bonds converted	777,000	777,000
Accrued interest on bonds converted	7,468	7,468
Total carrying value of bonds converted to preferred shares in 2000	784,468	784,468
Preferred shares issued for cash proceeds	2,065,400	2,065,400
Preferred share issue costs	-	(885,580)
Preferred shares issued in settlement of debt (note 3(b))	1,000,000	1,000,000
Preferred shares retracted	(12,500)	(12,500)
Balance, June 30, 2000	17,098,330	15,370,708
Original principal amount of bonds converted	4,810,500	4,810,500
Unamortized bond discount of bonds converted	-	(163,879)
Conversion option attributable to bonds converted	-	997,171
Accrued interest on bonds converted	902,570	902,570
Total carrying value of bonds converted to preferred shares in 2001	5,713,070	6,546,362
Preferred share issue costs	-	(465,044)
Preferred shares issued in settlement of debt (note 3(c))	952,000	952,000
Preferred shares retracted	(12,500)	(12,500)
Preferred shares converted to common shares	(65,200)	(65,200)
Balance, June 30, 2001	23,685,700	22,326,326
Original principal amount of bonds converted	160,000	160,000
Unamortized bond discount of bonds converted	-	(10,000)
Conversion option attributable to bonds converted	-	29,148
Accrued interest on bonds converted	38,583	38,583
Total carrying value of bonds converted to preferred shares in 2002	198,583	217,731
Preferred share issue costs	-	(630,283)
Preferred shares issued in settlement of debt (note 3(c))	536,283	536,283
Preferred shares converted to common shares	(2,012,689)	(2,012,689)
Balance, June 30, 2002	22,407,877	$ 20,437,368

The Class “A” Preferred Shares are non-voting and are entitled to receive cumulative dividends at 12% per annum with a 1% bonus paid on subscriptions over $50,000.  The preferred shareholders have the right to convert their preferred shares to common shares of the Company at a price between $0.11 and $3.25 per common share.  For each year after January 31, 2003, the conversion price will increase by $0.25 per share.  In addition, for Preferred Shares issued prior to December 31, 1999, the preferred shareholders have the option, subject to certain restrictions and penalties, to retract in each year a maximum of 25% of the balance of preferred shares originally issued.  For Preferred Shares issued after December 31, 1999, 2000, and 2001, the preferred shareholders have the option to retract, as noted above, after December 31, 2000, 2001, and 2002, respectively.  The Company may, at its sole option, honor retraction requests through the issuance of common shares.

During 1999, the Company amended the terms of its 1994, 1995 and 1998 Convertible Bonds (note 10) to allow for a principal balance of Convertible Bonds of approximately $18,000,000 to be converted to Class “A” Preferred Shares of the Company.  In addition, Columbia Ginseng Financial Corp. (“CGFC”) amended the terms of its bonds (note 10(d)) to allow its bondholders to convert bonds to Class “A” Preferred Shares of the Company.

The preferred shares issued pursuant to the conversion of Convertible Bonds are recorded at the Company’s carrying value of the Convertible Bonds.  Accordingly, the amounts recorded for these preferred shares includes the original principal amount of the bonds converted net of the unamortized balance of the discount on the Convertible Bonds (note 10) plus the estimated value attributed to the conversion option that was separated from the debt obligation for financial reporting purposes.  Deferred debt issue costs in the amount of $4,868 attributable to the convertible bonds converted to preferred shares in 2002 (2001 - $153,969) (2000 – $Nil) were written-off.

Subsequent to year end, 536,283 Class “A” Preferred Shares were converted to 4,875,300 common shares at a rate of $0.11 per common share.  The resulting common shares are subject to a hold period expiring June 27, 2003.

(c)

Royalty Participation Units:

One Royalty Participation Unit was issued, at nominal cost, with each Class “A” Preferred Share.  The Royalty Participation Units provide for a royalty amount calculated as 0.05% per 1,000 Royalty Participation Units of the gross cash receipts from the sale of the ginseng root from one average acre of the harvests from each of the 1999, 2000, 2001, and 2002 plantings for Preferred Shares issued before May 1, 2001.  The crops are anticipated to be harvested as four-year-old ginseng in the fall of 2003, 2004, 2005, and 2006, respectively.  For Preferred Shares issued after May 1, 2001, the royalty amount is based on the sale of ginseng root from one average acre of the harvests from each of the 2000, 2001, 2002 and 2003 plantings with the crops to be harvested as four-year-old ginseng in the fall of 2004, 2005, 2006, and 2007, respectively.  The Company has accrued $475,900 (2001 - $325,894) (2000 - $344,585) with respect to this obligation (note 12 (d)).

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

(d)

Unpaid dividends and royalties:

Amount
Balance, June 30, 1999	$ 88,000
Cumulative dividends on preferred shares	1,929,518
Cumulative dividends paid	(915,295)
Unpaid royalties on Royalty Participation Units	344,585
Balance, June 30, 2000	1,446,808
Unpaid cumulative dividends on preferred shares	2,207,439
Unpaid royalties on Royalty Participation Units	325,894
Balance, June 30, 2001	3,980,141
Unpaid cumulative dividends on preferred shares	2,863,271
Unpaid royalties on Royalty Participation Units	475,900
Balance, June 30, 2002	$ 7,319,312

The cumulative dividends on the Company’s Class “A” Preferred Shares that are unpaid at year-end have been accrued as a component of shareholders’ equity as the Company can pay these dividends at its sole discretion with common shares.

The unpaid royalty amount related to the Royalty Participation Units has also been accrued as a component of shareholders’ equity as the Company can pay these royalties at its sole discretion with common shares.

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

(e)

Stock options:

Pursuant to the Company’s stock option plan introduced October 31, 1997, as amended, the Company has authorized the issuance of up to 563,359 common shares under its stock option plan.  At June 30, 2002, the following incentive stock options were outstanding to directors and employees:

Options Outstanding			Options Exercisable
Number Outstanding	Average Remaining Contractual Life ( In Years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
84,300	0.33	$3.00	84,300	$3.00

A summary of share option activity for the three years ended June 30, 2002 is as follows:

	Number of Shares	Exercise Price	Expiry
Options outstanding June 30, 1999	306,000
Cancelled	(50,000)	$1.73	June 14, 2001
Forfeited	(1,200)	$3.00	November 4, 2002
Options outstanding June 30, 2000	254,800
Expired	(135,000)	$1.25	November 4, 2000
Options outstanding June 30, 2001	119,800
Forfeited	(35,500)	$3.00	November 4, 2002
Options outstanding June 30, 2002	84,300

The options vest in full when granted.

(f)

Warrants:

Warrants outstanding and exercisable at June 30, 2002
Number of warrants outstanding	Average remaining contractual life (in years)	Weighted average exercise price per share
18,395	0.50	$ 1.56
200,573	0.09	$ 2.16
342,343	0.09	$ 1.63
561,311

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

A summary of warrant activity for the three years ended June 30, 2002 is as follows:

	Number of Shares	Exercise Price	Expiry
Warrants outstanding June 30, 1999	654,496
Issued in respect of Convertible Bonds 1998 (note 10(c))	208,573	$1.05 – $3.00	June, 2002 – December, 2002
Issued in respect of Preferred Shares (note 12(b))	418,288	$1.05 – $1.80	June, 2002 – December, 2002
Issued in respect of private placement	117,449	$1.74	June, 2001
Expiry of private placement warrants	(103,878)
Expiry of other warrants	(50,000)
Warrants outstanding June 30, 2000	1,244,928
Expiry of private placement warrants	(117,449)
Expiry of warrants issued in respect of Convertible Bonds 1998	(72,167)
Warrants outstanding June 30, 2001	1,055,312
Expiry of warrants issued in respect of Convertible Bonds 1998	(287,187)
Expiry of warrants issued in respect of Preferred Shares	(206,814)
Warrants outstanding June 30, 2002	561,311

13.

Future income taxes:

(a)

The provision for income taxes differs from the amount that would have been expected by applying Canadian corporate income tax to the loss before taxes.  The principal reasons for this difference are as follows:

	2002	2001	2000

Loss before income taxes	$ (6,813,741)	$ (3,530,032)	$ (3,148,255)

Statutory income tax rate	39.6%	44.6%	45.0%

Computed “expected” tax recovery	$ (2,698,241)	$ (1,574,394)	$ (1,416,715)

Tax provision effect arising from:
Large corporations tax (recovery)	1,478	21,487	(75,732)
Potential benefit of losses and other net tax assets not recognized	2,698,241	1,574,394	1,416,715
Income tax expense (recovery)	$ 1,478	$ 21,487	$ (75,732)

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

(b)  Future income taxes include the following tax assets (liabilities):

	2002	2001

Deferred crop costs	$ (2,880,000)	$ (5,853,600)
Capital assets	2,282,800	1,669,100
Capital leases	251,200	274,300
Share and debt issue costs	198,800	557,000
Non-capital loss carryforwards	13,351,400	14,566,000
Other	158,200	225,800
Valuation adjustment	(13,362,400)	(11,438,600)
	$ -	$ -

The potential future tax benefit that may be derived from non-capital losses and expenditures have been offset by a valuation allowance because it is uncertain that sufficient taxable income will be earned to realize the benefits before their expiration.

(c) The Company’s farming and other operating losses expire as follows:

	Farming losses	Other operating losses	Total
2003	$ 1,709,000	$ 2,868,000	$ 4,577,000
2004	1,273,000	1,853,000	3,126,000
2005	1,630,000	42,000	1,672,000
2006	2,093,000	1,387,000	3,480,000
2007	7,088,000	256,000	7,344,000
2008	1,833,000	-	1,833,000
2009	4,583,000	-	4,583,000
2010	1,098,000	-	1,098,000
2011	795,000	-	795,000
	$ 22,102,000	$ 6,406,000	$ 28,508,000

14.

Commitments:

Future minimum payments under operating leases are as follows:

	Building	Equipment	Land	Total

2003	$ 30,000	$ 10,497	$ 400,709	$ 441,206
2004	30,000	-	358,634	388,634
2005	30,000	-	289,800	319,800
2006	7,500	-	214,400	221,900
2007	-	-	186,400	186,400
Thereafter	-	-	128,000	128,000
Total future minimum lease payments	$ 97,500	$ 10,497	$1,577,943	$1,685,940

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

15.

United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which are different in some respects from those generally accepted in the United States of America and from requirements prescribed by the United States Securities and Exchange Commission.  The significant differences related to these consolidated financial statements are as follows:

(a) Under U.S. accounting principles, the value assigned to the conversion option of the Convertible Bonds would be classified as part of the term debt obligation and not in shareholders’ equity.  As such, no amortization of debt discount would be required.

(b) Under U.S. accounting principles, the value assigned to the conversion option of the Convertible Bonds would be classified as part of the term debt obligation and as such the carrying value of Convertible Bonds converted to preferred shares would be the face value of the related bonds.

(c) 637,500 performance shares were released in 1994 from escrow arrangements.  Under U.S. accounting principles, the excess of the fair value of these shares at the time the shares were releasable over the nominal original consideration paid, would have been charged to operations as compensation expense with an offsetting increase in the value assigned to the shares issued in capital stock.  In addition, certain other reconciling items were identified in prior years which would require reclassification between share capital and deficit under U.S. accounting principles.

(d) The basis for recognition of deferred income tax assets, liabilities and expense differs between Canada and the U.S.  However, at June 30, 2002 there is no material difference between income tax amounts calculated under Canadian and U.S. accounting principles as the benefits attributable to any additional deferred tax assets calculated under U.S. accounting principles based on available excess tax deductions would be fully offset by a valuation allowance in all periods presented.

(e) Under U.S. accounting principles, The Company’s undivided 49% interest in Processing (note 2(a)) would be accounted for on the equity basis rather than on a proportionate consolidated basis as recorded in these consolidated financial statements.  Accounting for this investment on the equity basis would not materially effect the total assets, liabilities, shareholders’ equity or results of operations.

(f) Under U.S. accounting principles, the management fees waived (note 3(c)) would be accounted for as other comprehensive income (a component of shareholders’ equity).  Under Canadian accounting principles, this item is not recorded in the Company’s accounts.

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

The effect of these differences on net loss, total assets and the components of shareholders' equity as reported under generally accepted accounting principles in Canada are as follows:

Net Loss	2002	2001	2000
Net loss, Canadian generally accepted accounting principles	$ (6,815,219)	$ (3,551,519)	$(3,072,523)
Reversal of discount amortization (a)	(25,498)	532	223,668
Net loss, United States generally accepted accounting principles	$ (6,840,717)	$ (3,550,987)	$(2,848,855)
Loss per share, United States generally accepted accounting principles	$ (2.18)	$ (2.82)	$ (2.87)

Other Comprehensive Income (Loss)	2002	2001	2000
Other comprehensive income (loss), Canadian generally accepted accounting principles	$ -	$ -	$ -
Opening balance, other comprehensive income (loss)	(395,000)	-	-
Management fee waived (f)	(44,000)	(395,000)	-
Other comprehensive income (loss), United States generally accepted accounting principles	$ (439,000)	$ (395,000)	$ -

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

Deficit	2002	2001
Deficit, Canadian generally accepted accounting principles	$(44,515,125)	$(34,360,735)
Net impact of prior years’ adjustments (c)	(1,632,418)	(1,632,418)
Reversal of discount amortization (b)	2,326,095	2,351,593
Management fees waived (f)	(439,000)	(395,000)
Deficit, United States generally accepted accounting principles	$(44,260,448)	$(34,036,560)

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

Share Capital and Conversion Option	2002	2001
Share capital and conversion option, Canadian generally accepted accounting principles	$49,932,488	$ 46,483,529
Adjustment to preferred shares (b)	(2,348,512)	(2,395,807)
Net impact of prior years’ adjustments (c)	1,632,418	1,632,418
Management fees waived (f)	439,000	395,000
Share capital and conversion option, United States generally accepted accounting principles	$49,655,394	$ 46,115,140

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2002, 2001 and 2000

Term Debt	2002	2001
Term debt, Canadian generally accepted accounting principles	$ 1,733,026	$ 2,105,335
Reversal of unamortized discount on convertible bonds	22,418	44,215
	1,755,444	2,149,550
Less current portion	(1,078,894)	(1,294,798)
Term debt, United States generally accepted accounting principles	$ 676,550	$ 854,752

Recent U.S. GAAP Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, “Business Combinations”, and SFAS 142, “Goodwill and Intangible Assets”.  SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142.  Major provisions of these Statements and their effective dates for the company are as follows:

-

all business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.

-

Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licenced, rented or exchanged, either individually or as part of a related contract, asset or liability.

-

Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

-

Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

-

All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

In July 2001, the FASB issued SFAS No.143, “Accounting for Asset Retirement Obligations”.  This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  This Statement applies to all entities.  It applies to legal obligations associated with the retirement of long-lived assets that result form the acquisition, construction, development and /or the normal operation of a long-lived asset, except for certain obligations of lessees.  This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, “Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”.  The provisions of the Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001.

In April 2002, FASB issued SFAS No.145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.  This Statement eliminates the current requirement that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement.  Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current GAAP criteria for extraordinary classification.  In addition, SFAS 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sale-leaseback accounting rules. The statement also contains other non-substantive corrections to authoritative accounting literature.  The rescission of SFAS 4 is effective in fiscal years beginning after May 15, 2002.  The amendment and technical corrections to SFAS 13 are effective for transactions occurring after May 15, 2002.  All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002.

In June 2002, the FASB issued SFAS No. 146, “Account for Costs Associated with Exit or Disposal Activities”, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3.  SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred.  SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value.  Accordingly, SFAS No.146 may affect the timing of recognizing future restructuring costs as well as the amount recognized.  SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

Management assessment of these statements is that they will not have a material impact on the company’s financial position or results of operations as reported under U.S. GAAP.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901f

(previously Form 61)

Incorporated as part of:		Schedule A

	X	Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER	Imperial Ginseng Products Ltd.

ISSUER ADDRESS	Suite 1601 - 650 West Georgia
P.O. Box 11549
Vancouver, BC
V6B 4N7

CONTACT PERSON	Hilary Madore

CONTACT POSITION	Vice President, Finance

CONTACT TELEPHONE #	(604) 689-8863

CONTACT EMAIL	Hilary@imperialginseng.com

WEB SITE ADDRESS	N/A

FOR QUARTER ENDED	June 30, 2002

DATE OF REPORT	November 7, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

HUGH CARTWRIGHT	“Hugh Cartwright”	2002/11/07
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

JAMES CHANG	“James Chang”	2002/11/07
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

IMPERIAL GINSENG PRODUCTS LTD.

Schedule B – Supplementary Information

Twelve months ended June 30, 2002

1.

Analysis of expenses and deferred costs:

(a)

Deferred costs:

See Consolidated Schedules of Ginseng Crop Costs incorporated into Schedule A.

(b)

Cost of sales:

Ginseng root	$ 4,158,538
Drying and processing costs	688,704
Consumer products	202,256
$ 5,049,498

2.

Related party transactions:

See Consolidated Financial Statements – Note 3 incorporated into Schedule A.

3.

Summary of securities issued and options granted during the period:

(a)

Securities issued during the period:

Date	Type of Issue	Number	Price	Total Cash Proceeds	Commission Paid	Agent’s Warrants Issued
Aug. 31/01	Preferred Shares	198,583	$1.00	Bond and interest conversion	Nil	Nil
Jan. 30/02	Common Shares	1,298,701	$0.77	Preferred share conversion	Nil	Nil
Jan. 30/02	Common Shares	2,800,000	$0.34	Preferred share conversion	Nil	Nil
Jan. 30/02	Common Shares	233,420	$0.26	Preferred share conversion	Nil	Nil
Mar. 28/02	Common Shares	154,412	$0.34	Share for debt settlement	Nil	Nil
June 26/02	Preferred Shares	536,283	$1.00	Share of debt settlement	Nil	Nil

(b)

Options granted during the period:

There were no options granted during the period.

4.

Summary of securities as at June 30, 2002:

(a)

 Authorized share capital:

100,000,000 Common Shares without par value

100,000,000 Class “A” Preferred Shares with a par value of $1 each

100,000,000 Class “B” Preferred Shares with a par value of $5 each

(b)

Shares issued and outstanding at June 30, 2002:

Issued and outstanding:	# of shares	Amount
Common shares	7,303,327	$ 21,909,107
Class “A” Preferred Shares	22,407,877	20,437,368
Unpaid dividends and royalties		7,319,312
		$ 49,665,787

See also Consolidated Financial Statements – Note 12 incorporated into Schedule A.

(c)

Summary of options, warrants and convertible securities outstanding at June 30, 2002:

Options	Number of Shares	Exercise Price	Expiry
Incentive stock options	84,300	$3.00	November 4, 2002

Warrants	Number of Warrants	Exercise Price	Expiry
Issued in respect of Convertible Bonds 1998:	77,205	$2.45	July, 2002
	39,267	$2.66	July, 2002
	32,308	$2.05	August, 2002
	2,252	$1.86	September, 2002
	15,449	$1.64	October, 2002
	34,092	$1.30	December, 2002
	18,395	$1.56	December, 2002
Issued in respect of Preferred Shares:	28,797	$2.66	July, 2002
	50,577	$2.05	August, 2002
	45,046	$1.86	September, 2002
	75,392	$1.64	October, 2002
	72,075	$1.86	December, 2002
	70,456	$1.30	December, 2002
	561,311

Convertible Securities	Amount	Conversion Price	# of Common Shares
1998 Bonds	349,000	$1.81 – $3.64	117,838
Preferred Shares	22,407,877	$0.11 - $3.25	23,019,231

(d)

Shares in escrow or subject to a pooling agreement:

There were no shares in escrow or subject to a pooling agreement.

(e)

List of directors and officers:

Stephen P. McCoach	Director and Co-Chairman
Hugh R. Cartwright	Director and Co-Chairman
James S. Chang	Director and President
Joseph A. Rogers	Director
Maurice Levesque	Director
Dr. Aik Ping Eng	Director
Robert Geier	Vice President, Ontario Operations
Hilary Madore	Vice President, Finance

IMPERIAL GINSENG PRODUCTS LTD.

Schedule C – Management Discussion and Analysis

Year ended June 30, 2002

Imperial Ginseng Products Ltd. ("the Company") is incorporated under the Company Act of British Columbia.  The Company cultivates, processes, and markets North American Ginseng and Consumer Products in North America and Asia.

Operations and Financial Condition

For the year ended June 30, 2002, the Company reports revenues of $5,345,505 and net loss of $6,815,219 or $2.18 per share.  This compares to revenues of $8,065,265 and a net loss of $3,551,519 or $2.82 per share for the same period in the prior year.

Acres harvested decreased to 139 acres in 2002 from 180 acres in 2001.  Yields achieved in 2002 averaged 2,740 pounds per acre, compared to 3,052 pounds per acre achieved in 2001.  The average yield decrease of 10% is due mainly to Ontario yields of 2,523 pounds per acre in 2002 compared to yields achieved of 3,250 pounds per acre for 2001.

Interest expense for the year ended June 30, 2002 was $280,938 compared to $1,132,324 for the prior year.  This decrease results from the conversion of term debt to preferred shares during the prior year, bond settlements, and decreased usage during the year of short-term borrowings.  Interest expense includes interest accrued on convertible bonds as well as interest on capital leases and short-term borrowings.

Marketing expense for the year ended June 30, 2002 was $173,387 compared to $255,153 for the prior year.  This decrease can be attributed to lower selling expenses as a direct proportion to revenue.

Salaries for the year ended June 30, 2002 were $468,399 compared to $935,159 for the prior year.  This decrease results from the accrual in 2001 of expected severance obligations the Company had with respect to its farm operations in British Columbia.  In addition, certain performance incentives were paid in fiscal 2001 to the Company’s key employees due to exceptional yield and cost savings performance.

Planting season commenced during summer 2001 during which time the Ontario farm operation planted 141 acres of ginseng.  The Company decided that it would not plant at its British Columbia farm due to the continued deterioration of root prices realized from the region.  As a result, total planting is down by 24% over the prior years planting of 185 acres.  At the completion of the planting and harvesting activities, the Company had 561 acres of ginseng in total under cultivation at the Ontario and British Columbia farms.

At June 30, 2002, the Company had total assets of $9,777,321 as compared with $16,433,370 at June 30, 2001.  This decrease is primarily due to a $5,100,000 write down to the crop costs at the British Columbia farm because of the uncertainty with regard to future plantings.  In addition, the British Columbia farm capital assets were written down by $613,419.

Working capital decreased from $3,370,765 at June 30, 2001 to $480,797 at June 30, 2002 and the current ratio decreased from 2.18 at June 30, 2001 to 1.15 at June 30, 2002.  These decreases are due to a decrease of $2,600,000 for the portion of ginseng crop costs classified as a current asset.

Financing Activities

During the period the Company determined that it was required to continue to suspend payment of dividends on its Class “A” Preferred Shares and interest on all its previously issued convertible bonds.  As at June 30, 2002 cumulative unpaid dividends and interest in arrears are $6,084,934 and $556,355, respectively.

The Company continues to work with its 1994 and 1995 bondholders to convert the remaining bonds to preferred shares.

During the year ended June 30, 2002, convertible bonds of $160,000 had been converted to Class “A” Preferred Shares of the Company and convertible bonds of $195,000 had been settled.

Line of Credit

Canadian Imperial Ginseng Farms Ltd. (“CIGF”), a subsidiary of the Company, has available with a Canadian chartered bank a $1,250,000 line of credit, subject to certain margin calculations, which bears interest at prime plus 1 ¼% per annum and is secured by a charge over all inventory and crops.

During the year ended June 30, 2002, the Company successfully completed all the requirements for an additional line of credit in the amount of $1,250,000 through its subsidiary, Canadian Imperial Ginseng Ontario Ltd., under the same terms and conditions as CIGF.  At June 30, 2002, $545,000 was drawn on this facility.

Related Party Transactions and Balances

Preferred Share Conversion:

Qwest Bancorp Ltd., a company related by directors in common, converted 1,464,000 Class “A” Preferred Shares into common shares of the Company.  The Class “A” Preferred Shares were converted as follows:

a)

750,000 Class “A” Preferred Shares converted at a price of $0.77 into 974,026 common shares

b)

714,000 Class “A” Preferred Shares converted at a price of $0.34 into 2,100,000 common shares

In addition, a director of the Company converted 488,000 Class “A” Preferred Shares into common shares of the Company.  The Class “A” Preferred Shares were converted as follows:

a)

250,000 Class “A” Preferred Shares converted at a price of $0.77 into 324,675 common shares

b)

238,000 Class “A” Preferred Shares converted at a price of $0.34 into 700,000 common shares

Management Company:

During 1999, a management company with directors in common was requested to consult with and advise to the Company with respect to restructuring its long-term debt obligations.  As a result, the management company was engaged to structure, package, market and administer the conversion of long-term debt obligations to convertible Class “A” Preferred Shares.  The management company is compensated for such services by a one-time service charge of 6% of the face value of Convertible Bonds or Preferred Shares issued either by way of long-term debt converted to Preferred Shares or through the issue of Preferred Shares by way of private placements and an annual asset management service charge of 2.5%.  For the year ended June 30, 2002, the Company was charged and accrued $nil and $547,381, respectively for these services.

In addition, the management company provides administrative and office services and the Company was charged $184,000, $20,000, and $42,000 for salaries, rent, and office services, respectively.

Share for debt settlement:

During the year ended June 30, 2002, the Company settled $536,283 of its debt owing to the management company with the issuance of 536,283 Class “A” Preferred Shares.

Marketing Agreements:

The Company has ginseng marketing agreements with companies controlled by a director of the Company (the “Marketing Companies”).  Pursuant to these agreements, the Marketing Companies market the Company’s ginseng crops on a best effort basis in return for a fee.  The Marketing Companies render all marketing and selling services and pay all expenses related to the sale of the Company’s ginseng root.  For the year ended June 30, 2002, the Company paid $146,696 for these services.

Subsequent Event

Subsequent to June 30, 2002, 536,283 Class “A” Preferred Shares were converted to 4,875,300 common shares at a rate of $0.11 per common share.  The resulting common shares are subject to a hold period expiring June 27, 2003.

Investor Relations

The Company currently has no agreements in place for which investor services are provided.

IMPERIAL GINSENG PRODUCTS LTD.

Suite 1601 – 650 West Georgia Street

Vancouver, British Columbia

V6B 4N7

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of members of IMPERIAL GINSENG PRODUCTS LTD. (the “Company”) will be held in the Boardroom of Catalyst Corporate Finance Lawyers at 1400 – 1055 West Hastings Street, Vancouver, British Columbia at 10:00 a.m. (PST) on Thursday, December 12, 2002 for the following purposes:

1.  To receive and consider the report of the directors and the financial statements of the Company for the financial year ended June 30, 2002, together with the auditors’ report thereon;

2.  To appoint Grant Thornton LLP as the auditor of the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix the remuneration to be paid to such auditors;

3.  To set the number of directors of the Company at six;

4.  To elect directors of the Company;

5.  To approve the adoption of a new Stock Option Plan;

6.  To consider and, if thought fit, to pass a Special Resolution, the particulars of which are set out in the accompanying Information Circular, altering the capital of the Company by subdividing or consolidating each series of the Class "A" Preference Shares at a rate to be determined by the directors and then combining, on a series by series basis, all 230 authorized series of Class "A" Preference Shares, both issued and unissued, into a single new series called 'Series 1 Class "A" Preference Shares' having the rights and restrictions set out in the accompanying Information Circular;

7.  To consider and, if thought fit, to pass a Special Resolution, the particulars of which are set out in the accompanying Information Circular, altering the capital of the Company by changing the Class "B" Preference Shares from having a par value of $5.00 to having no par value and changing the name and designation of such shares to "Convertible Preference Shares"; and

8.  To transact such other business as may properly come before the Meeting or any adjournment of it.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered member of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Pacific Corporate Trust Company of 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by 10:00 a.m. (PST) on December 10, 2002 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered member of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Dated at  this 5th day of November, 2002.

BY ORDER OF THE BOARD OF DIRECTORS OF IMPERIAL GINSENG PRODUCTS LTD.

Per:

“Signed”

Hugh R. Cartwright

Co-Chairman and Director

IMPERIAL GINSENG PRODUCTS LTD.

Suite 1601 – 650 West Georgia Street

Vancouver, British Columbia

V6B 4N7

INFORMATION CIRCULAR

Dated as of November 5, 2002

TABLE OF CONTENTS

PROXIES AND VOTING RIGHTS

MANAGEMENT SOLICITATION AND APPOINTMENT OF PROXIES

REVOCATION OF PROXIES

VOTING OF SHARES AND PROXIES AND EXERCISE OF DISCRETION BY PROXYHOLDERS

VOTING OF PROXIES AND EXERCISE OF DISCRETION BY PROXYHOLDERS

SOLICITATION OF PROXIES

VOTING SHARES AND PRINCIPAL HOLDERS

APPOINTMENT OF AUDITOR

ELECTION OF DIRECTORS

STATEMENT OF EXECUTIVE COMPENSATION

EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

COMPENSATION OF DIRECTORS

DIRECT REMUNERATION

OPTIONS, STOCK APPRECIATION RIGHTS AND OTHER RIGHTS TO PURCHASE SECURITIES

LONG TERM INCENTIVE PLANS

PENSION BENEFITS

OTHER BENEFITS

EMPLOYMENT CONTRACTS

TERMINATION OF EMPLOYMENT

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

QWEST BANCORP LTD. AND TRILOGY BANCORP LTD.

GINSENG MARKETING COMPANIES

PREFERRED SHARE CONVERSION

MANAGEMENT CONTRACTS

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

ADOPTION OF NEW STOCK OPTION PLAN

ALTERATION OF CLASS "A" PREFERENCE SHARES

ALTERATION OF CLASS "B" PREFERENCE SHARES

APPROVAL OF THE BOARD OF DIRECTORS

- # -

INTRODUCTION

This information circular accompanies the Notice of the Annual General Meeting (the “Meeting”) of the holders of common shares (the "members") of Imperial Ginseng Products Ltd. (the “Company”) to be held on December 12, 2002 at the time and place set out in the accompanying Notice of Meeting.  This information circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies

The persons named in the accompanying form of proxy are nominees of the Company’s management.  A member has the right to appoint a person (who need not be a member) to attend and act for and on the member’s behalf at the Meeting other than the persons designated as proxyholders by the Company’s management in the accompanying form of proxy.  To exercise this right, the member must either:

(a)

on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the member’s nominee in the blank space provided; or

(b)

complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the member or by the member’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by 10:00 a.m. (PST) on December 10, 2002 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Revocation of Proxies

A member who has given a proxy may revoke it at any time before the proxy is exercised:

(a)

by an instrument in writing that is:

(i)

signed by the member, the member’s attorney authorized in writing or, where the member is a corporation, a duly authorized officer or attorney of the corporation; and

(ii)

delivered to Pacific Corporate Trust Company of 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8 or to the registered office of the Company at Suite 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

(b)

in any other manner provided by law.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with each member present in person being entitled to one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)

requested by a member present at the Meeting in person or by proxy;

(b)

directed by the Chairperson; or

(c)

required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company’s issued and outstanding shares.

On a poll, each member and each proxyholder will have one vote for each common (voting) share held or represented by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than 75% of the votes cast in person or by proxy will be required.

Voting of Proxies and Exercise of Discretion by Proxyholders

A member may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space.  If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting on any poll in accordance with the instructions given in the proxy.

If a choice is specified in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly.  If no choice is specified in the proxy with respect to any matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy.  It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  As of the date of this information circular, management of the Company is not aware of any such amendments or variations, or any other matters, that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting.  If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation.  The Company may reimburse members’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals.  The costs of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS

Authorized Share Capital:	100,000,000	Common shares without par value
	100,000,000	Class “A” preference shares with a par value of $1 each
	100,000,000	Class “B” preference shares with a par value of $5 each

Issued and Outstanding:	12,410,822	Common shares without par value 1
	21,675,942	Class “A” preference shares with a par value of $1 each1
	Nil	Class “B” preference shares with a par value of $5 each1

1 As at November 5, 2002

Only members of the Company who are listed on its Register of Members on the record date of November 5, 2002 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see “Voting of Shares and Proxies and Exercise of Discretion by Proxyholders” above).

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, other than as set out below:

Name	Number of Shares	Percentage of Outstanding Shares
James Chang	2,259,002	18.2%
Hugh Cartwright	4,248,878	34.2%
Maurice Levesque	3,861,062	31.1%

APPOINTMENT OF AUDITOR

The members will be asked to vote for the appointment of Grant Thornton LLP, Chartered Accountants as the auditor of the Company to hold office until the next annual general meeting of members of the Company at a remuneration to be fixed by the directors.  Grant Thornton LLP, chartered accountants was first appointed as the auditor of the Company on July 11, 2001 when KPMG LLP resigned as the auditor of the Company and the directors appointed Grant Thornton LLP to fill the vacancy.

ELECTION OF DIRECTORS

The Company’s Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Company Act (British Columbia) or he or she becomes disqualified to act as a director.

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at six for the ensuing year.  Accordingly, the members of the Company will be asked to pass the following resolution:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the number of directors of the Company be set at six.”

The following table sets out the names of management’s nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this information circular.

Name, Country of Residence and Office with the Company(1)	Principal Occupation or Employment for Last Five Years(1)	Periods during which Has Served as a Director	Shares Owned(2)
JAMES S. CHANG(6) Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of Imperial Ginseng Products Ltd., 1997 – present. Vice-President, Marketing and International Operations, 1994 – 1997.	1996 to present	2,259,002
STEPHEN P. McCOACH(3)(6) Canada Co-Chairman, Secretary and Director	Co-Chairman of Imperial Ginseng Products Ltd., 1997 – present. Chairman/Chief Executive Officer of Qwest Bancorp Ltd., 1990 – present.	1992 to present	342,690
HUGH R. CARTWRIGHT(6) Canada Co-Chairman and Director	Co-Chairman of Imperial Ginseng Products Ltd., 1997 – present. President of Imperial Ginseng Products Ltd., 1989 – 1997.	1992 to present	4,248,878(4)
DR. AIK PING ENG(3) Canada Director	Physician.	1993 to present	4,000
JOSEPH A. ROGERS Canada Director	President of National Cranberries Inc., 1996 – present. Executive Vice President of Imperial Ginseng Products Ltd., 1994 – 1996.	1994 to present	8,712
MAURICE LEVESQUE(3) Canada Director	Partner of Qwest Bancorp Ltd. since June 1995, Executive Vice-President, 1993-1994.	1996 to present	3,861,062(5)

(1)  The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by each director individually.

(2) The information as to shares beneficially owned or over which a nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by each director individually.

(3)  Denotes member of Audit Committee.

(4)  Of these shares, 592,496 are held directly and 3,656,382 are held by Qwest Bancorp Ltd., owned 1/6 by each of Hugh R. Cartwright, Janice Cartwright, Maurice Levesque and Lynn Levesque, and 1/3 by Yvonne McCoach.

(5)  Of these shares, 204,680 are held directly and 3,656,382 are held by Qwest Bancorp Ltd. (see above).

(6)  Denotes member of Executive Committee.  The Executive Committee serves as a sounding board in situations where a full Board of Directors meeting is not required.  Specifically, the Executive Committee is responsible for overseeing the day-to-day operations of the Company.  Further, the Committee reviews the effectiveness of the Board and identifies, interviews and recommends the appointment of new directors.  The Executive Committee’s objective is to ensure that the Board is comprised of individuals with diverse backgrounds and experience, thereby providing the Board with a broad range of talent and experience.

The Company’s Board of Directors does not contemplate that any of its nominees will be unable to serve as a director; however, if any vacancies occur in the slate of nominees listed above before the Meeting, then proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

Advance Notice of the Meeting was published in The Vancouver Sun newspaper on October 16, 2002 pursuant to section 111 of the Company Act (British Columbia).

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

For purposes of this information circular, “executive officer” of the Company means an individual who at any time during the year was the Chair or a Vice-Chair of the Company where the person performed the functions of such office on a full-time basis; the President of the Company; any Vice-President of the Company in charge of a principal business unit such as sales, finance or production; any officer of the Company or of a subsidiary of the Company; or any other person who performed a policy-making function in respect of the Company.

The summary compensation table below discloses compensation paid to the following individuals:

(a)   the Company’s chief executive officer (“CEO”);

(b)   each of the Company’s four most highly compensated executive officers, other than the CEO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c)   any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year,

(each, a “Named Executive Officer”).

The Company currently has five Named Executive Officers, who are Hugh R. Cartwright (Co-Chairman of the Board), Stephen P. McCoach (Co-Chairman of the Board), James S. Chang (President and Chief Executive Officer), Allan Raymond (Vice-President BC Operations) and Robert Geier (Vice-President Ontario Operations).

- # -

Summary Compensation Table

The following table contains a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years:

Name and Principal Position	Year Ended	Annual Compensation			Long-Term Compensation			All Other Comp-ensation ($)
		Salary ($)	Bonus ($)	Other Annual Comp-ensation ($)	Awards		Pay-outs
					Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Pay-outs ($)
Hugh R. Cartwright Co-Chairman	Jun/00 Jun/01 Jun/02	124,000 124,000 124,000	Nil Nil Nil	Nil Nil Nil	25,000 25,000 25,000	Nil Nil Nil	Nil 24,183 27,415	Nil Nil Nil
Stephen P. McCoach Co-Chairman	Jun/00 Jun/01 Jun/02	124,000 124,000 124,000	Nil Nil Nil	Nil Nil Nil	25,000 25,000 25,000	Nil Nil Nil	Nil 24,183 27,415	Nil Nil Nil
James S. Chang President and Chief Executive Officer	Jun/00 Jun/01 Jun/02	48,000 36,000 36,000	Nil Nil Nil	Nil Nil Nil	110,000 Nil Nil	Nil Nil Nil	Nil 31,183 27,415	Nil Nil Nil
Allan Raymond Vice- President BC Operations	Jun/00 Jun/01 Jun/02	90,000 90,000 37,500	68,850 24,300 Nil	Nil Nil 75,000	15,000 15,000 Nil	Nil Nil Nil	Nil 19,000 17,000	Nil Nil Nil
Robert Geier Vice-President Ontario Operations	Jun/00 Jun/01 Jun/02	75,000 80,000 80,000	18,000 45,600 5,600	Nil Nil Nil	15,000 15,000 15,000	Nil Nil Nil	Nil 18,650 25,000	Nil Nil Nil

(1)

“SAR” or “stock appreciation right” means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

“LTIP” or “long term incentive plan” means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Compensation of Directors

The directors of the Company do not receive any cash compensation for services rendered in their capacity as directors of the Company.

Direct Remuneration

The aggregate direct remuneration paid or payable by the Company and its subsidiaries whose financial statements are consolidated with those of the Company to the directors, officers and senior officers of the Company was $698,845 for the fiscal year ended June 30, 2002.

Options, Stock Appreciation Rights and Other Rights to Purchase Securities

There were no incentive stock options nor stock appreciation rights granted to Named Executive Officers during the Company’s most recently completed financial year.

The following table sets out the incentive stock options and stock appreciation rights exercised by the Named Executive Officers during the Company’s most recently completed financial year and provides the values of the stock options and stock appreciation rights still held by the Named Executive Officers at year-end.

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercised/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable
Hugh R. Cartwright	Nil	Nil	25,000 / Nil	Nil / Nil
Stephen P. McCoach	Nil	Nil	25,000 / Nil	Nil / Nil
Robert Geier	Nil	Nil	15,000 / Nil	Nil / Nil

There have been no options or other rights to purchase securities of the Company granted to or exercised by the other directors and senior officers of the Company during the Company’s most recently completed financial year.

Long Term Incentive Plans

The Company has in place long-term incentive plans whereby directors, senior officers and key management employees of the Company can participate in deferred incentive bonus pay-outs based on ginseng market performance and management’s achievement in yield and cost per acre on a pre-determined formula.

During the financial year ended June 30, 2002, the following payments were made to directors or senior officers pursuant to the long-term incentive plans in addition to amounts included in “Summary Compensation Table” above.

Name of Director or Senior Officer	Long Term Incentive Plan (LTIP) Payouts ($)
Joe Rogers	2,500
Dr. Aik Ping Eng	2,500
Maurice Levesque	2,500
Hilary Madore	20,000

- # -

Pension Benefits

Neither the Company nor any of its subsidiaries currently has a pension benefits arrangement under which the Company or any of its subsidiaries has made payments to the directors and senior officers of the Company during its most recently completed financial year or intends to make payments to the Company’s directors and senior officers upon their retirement (other than the payments set out above and those made, if any, pursuant to the Canada Pension Plan or any government plan similar to it).

Other Benefits

The Company and its subsidiaries did not pay any remuneration (other than the payments set out above and those made pursuant to the Canada Pension Plan or any government plan similar to it and payments to be made for, or benefits to be received from, group life or accident insurance, group hospitalization or similar group benefits or payments) pursuant to any existing plan or arrangement during the Company’s most recently completed financial year to the directors and senior officers of the Company, as a group, directly or indirectly.  The Company and its subsidiaries do not propose to make any payments, directly or indirectly, in the future to the directors and senior officers of the Company, as a group, pursuant to such a plan or arrangement.

Employment Contracts

The Company entered into an employment agreement dated as of January 1, 1999 with Named Executive Officer James S. Chang under which he agreed to act as President and Chief Executive Officer of the Company for a monthly salary of $5,000 during the first year of employment and, starting January 1, 2000, $3,000 per month.  In addition, Mr. Chang received 25,000 common shares of the Company during the financial year ended June 30, 1999.  The employment agreement is cancelable by the Company or Mr. Chang upon one month’s notice.

Termination of Employment

The Company has no plan or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that officer’s resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a subsidiary or a change in the Named Executive Officer’s responsibilities following such a change of control.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Other than routine indebtedness, no director, executive officer or senior officer of the Company, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out in this information circular, no insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such insider or proposed nominee has had any material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Qwest Bancorp Ltd. and Trilogy Bancorp Ltd.

Qwest Bancorp Ltd. (“Qwest”), of Vancouver, British Columbia, a private corporation owned as to one sixth by each of Hugh R. Cartwright, Jan Cartwright, Maurice Levesque and Lynn Levesque and one third by Yvonne McCoach and its related asset and administration management company, Trilogy Bancorp Ltd. (“Trilogy”) of Vancouver, British Columbia, a private corporation owned equally by the family trusts of Stephen P. McCoach, Hugh R. Cartwright and Maurice Levesque, provide corporate finance and asset and administration services, respectively, to the Company.  For the year ended June 30, 2002, Trilogy received $246,000 from the Company.  Of this amount, $184,000 was for salaries for services provided by all employees of Qwest and Trilogy (excluding the above shareholders).  Of the balance, $20,000 was for reimbursement of rent and $42,000 was for expense reimbursement of office services and supplies.

During 1999, Qwest was engaged to consult with and to advise the Company with respect to restructuring its long-term debt obligations and financing.  As a result, the Company entered into a Financing and Services Agreement dated January 25, 1999 with Qwest to structure, package, market and administer the conversion of long-term debt obligations to convertible Class “A” Preferred Shares and to raise capital through the issuance of preferred shares and bonds.  Qwest is compensated for such services by a service charge of 6% of the face value of Preferred Shares and Bonds issued and 2.5% is paid to Trilogy for annual asset management.  For the year ended June 30, 2002, the Company was charged $Nil and $547,381, respectively, for these services.

During the financial year ended June 30, 2002, the Company settled $536,283 of its debt owing to Qwest with the issuance of 536,283 Class “A” Preferred Shares.

Ginseng Marketing Companies

The Company has ginseng marketing agreements with Golden Phoenix Ventures Inc., of Vancouver, British Columbia, and Golden Sunshine International Ltd., of Hong Kong, the People’s Republic of China, (the “Marketing Companies”), both controlled by James S. Chang, a director of the Company.  Pursuant to these agreements, the Company’s ginseng crops are marketed on a best effort basis in return for a fee.  The Marketing Companies render all marketing and selling services and pay all expenses related to the sale of the Company’s ginseng root.  During the year ended June 30, 2002, $146,696 was paid to the Marketing Companies for these services.

All related party transactions are reviewed by the Company’s Audit Committee on an on-going basis to ensure that the terms of such transactions are no less favorable than those which could have been received from an independent third party.

Preferred Share Conversion

Qwest converted 1,464,000 Class “A” Preferred Shares into common shares of the Company through the conversion of 750,000 Class “A” Preferred Shares at a price of $0.77 into 974,026 common shares and the conversion of 714,000 Class “A” Preferred Shares at a price of $0.34 into 2,100,000 common shares.

In addition, James S. Chang converted 488,000 Class “A” Preferred Shares into common shares of the Company through the conversion of 250,000 Class “A” Preferred Shares at a price of $0.77 into 324,675 common shares and the conversion of 238,000 Class “A” Preferred Shares at a price of $0.34 into 700,000 common shares.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or senior officers of the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed under “Executive Compensation” and “Particulars of Other Matters to be Acted Upon”, no director or senior officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any such person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Adoption of New Stock Option Plan

Purpose

In 1997, the Company adopted its current stock option plan, which has been amended from time to time (the "Old Plan").  By its terms, no options may be granted under the Old Plan after October 31, 2002.  In addition, the TSX Venture Exchange (the "Exchange") has recently changed its policies to require all stock option plans to contain certain provisions.  Accordingly, the Company requests that the members approve the Company’s 2002 Stock Option Plan (the “Stock Option Plan”), adopted by the directors, subject to regulatory approval.  The Stock Option Plan is expected to benefit members by enabling the Company to attract and retain high calibre personnel by offering to them an opportunity to share in any increase in value of the common shares of the Company resulting from their efforts.  The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company.  The following is a summary of the Stock Option Plan.

The Committee

The Stock Option Plan will be administered by a stock option committee (the “Committee”) of the Board consisting of not less than 2 of its members.  The Committee will administer the Stock Option Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe in accordance with the Stock Option Plan.  A majority of its members will constitute a quorum and all decisions of the Committee shall be approved by a majority of its quorum.

Description of Stock Option Plan

The effective date (the “Effective Date”) of the Stock Option Plan will be the date the Board of Directors approve the Plan.  The Stock Option Plan will terminate ten years from the Effective Date.

The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company.

The options issued pursuant to the Stock Option Plan will be exercisable at a price which is not less than the market value of the Company’s common shares at the time the option is granted.  “Market Value” means:

(a)

for each organized trading facility on which the common shares are listed, Market Value will be the closing trading price of the common shares on the day immediately preceding the Grant Date;

(b)

if the Company's common shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)

if the Company's common shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee; and

(d)

if the Company's common shares are not listed for trading on a stock exchange or over the counter market, the value which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms' length.

Options under the Stock Option Plan will be granted for a term not to exceed ten years from the date of their grant, provided that if the Company is then a “Tier 2” company listed on the Exchange, the term of the option will be not more than 5 years unless approval to a longer term is received from such Exchange.

Options granted under the Stock Option Plan will be subject to such vesting schedule as the Committee may determine.  In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee’s legal heirs, personal representatives or guardians for up to 12 months following the death or termination of an optionee due to disability, or up to 12 months following the death of an employee if the employee dies within 6 months of termination due to disability.  All such options will continue to vest in accordance with their original vesting schedule.

The maximum number of common shares to be reserved for issuance under the Stock Option Plan, including options currently outstanding, will not exceed 2,482,164.

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, the Committee shall make adjustments to the Stock Option Plan and to the options then outstanding under it as the Committee determines to be appropriate and equitable under the circumstances, unless the Committee determines that it is not practical or feasible to do so, in which event the options granted under the Stock Option Plan will terminate as set forth above.

A full copy of the Stock Option Plan will be available at the Meeting.  Shareholders may obtain a copy of the Stock Option Plan in advance of the Meeting upon request to the Company, Suite 1601, 650 West Georgia Street, Vancouver, British Columbia, V6B 4N7 fax number: 604-689-8892, attention: Hilary Madore.

The rules of the Exchange require that the Stock Option Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting.  Accordingly, the Members of the Company will be asked to pass the following resolutions:

“BE IT RESOLVED THAT:

1.

the Stock Option Plan, in the form presented to this Meeting, is approved and is hereby directed to be attached to the Minutes of this Meeting as a Schedule thereto;

2.

the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan entitling the option holders to purchase up to 2,482,164 common shares of the Company;

3.

any committee created pursuant to the Stock Option Plan is authorized to make such amendments to the Stock Option Plan from time to time as the Board may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the Stock Option Plan, the members; and

4.

the approval of the Stock Option Plan by the Board of directors is hereby ratified and any one director of the Company is hereby authorized to execute any other documents as the director deems necessary to give effect to the transactions contemplated in the Stock Option Plan.”

Alteration of Class "A" Preference Shares

The authorized capital of the Company currently consists of 300,000,000 shares divided into: (i) 100,000,000 common shares without par value of which 12,410,822 common shares are issued and outstanding; (ii) 100,000,000 Class "A" Preference Shares with a par value of $1.00 each, of which an aggregate of 99,500,000 have been designated as 230 different series; and (iii) 100,000,000 Class "B" Preference Shares with a par value of $5.00, none of which have been issued.

Management of the Company proposes to alter the Class "A" Preference Shares, of which an aggregate of 21,775,941 shares of 77 series are currently issued and outstanding, to:

a.

subdivide or consolidate each series of Class "A" Preference Shares at a rate to be determined by the directors on the basis of the fair market value of the shares of each such series, and to be approved by the holders of the shares of each such series; and

b.

combine, on a series by series basis, all 230 authorized series of such shares, both issued and unissued, into a single new series called Series 1 Class “A” Preference Shares having the rights and restrictions set out in Schedule “A” attached hereto.

In this regard, the Company’s management intends to place the following proposed special resolution before the members of the Company for consideration:

"BE IT RESOLVED, AS SPECIAL RESOLUTIONS, THAT:

1.

the Company alter its Memorandum by changing the name and designation of each of its series of Class “A” Preference Shares to Series 1 Class “A” Preference Shares with a par value of $1.00;

2.

the Company alter its Memorandum by subdividing or consolidating each of its 77 series of Class “A” Preference Shares which have issued shares, with the rate of consolidation or the rate of subdivision for each series, and the number of shares which remain authorized and issued for each series after such consolidation or subdivision, to be determined by the directors of Company based on the fair market value of the series of Class “A” Preference Shares;

3.

these resolutions be presented to the holders of each series of Class “A” Preference Shares which have shares issued for their approval, and upon approval of the resolutions referred to in paragraphs 1 and 2 above by each series of Class “A” Preference Shares which have shares issued, the Memorandum of the Company shall be altered accordingly and the resolution referred to in paragraph 2 above shall be deemed to be replaced by the following resolution (after approval by the holders of such series):

'the Company alter its Memorandum by (consolidating /subdividing) all of the issued and unissued Series A_______ Class “A” Preference Shares are on a ___ for ___ basis so that ________ shares are thereafter authorized, and the Memorandum of the Company be amended accordingly', and the President or any one director of the Company is hereby authorized to file a certified copy of such replacement resolution with the Registrar of Companies without further consideration by the common shareholders of the Company;

4.

the special rights and restrictions set out in Part 25 of the Articles of the Company attaching to each of the authorized series of Class “A” Preference shares be abrogated;

5.

the existing Part 25 of the Articles of the Company be deleted in its entirety and replaced with a new Part 25 in the form attached hereto as Schedule "A";

6.

the special rights and restrictions set forth in Part 25 of the Articles of the Company, as amended, be created, defined and attached to the Series 1 Class “A” Preference Shares of the Company;

7.

if these resolutions are not approved by the requisite majority of any series of Class "A" Preference Shares then, notwithstanding paragraphs 5 and 6 above, the existing Part 25 of the Articles shall remain in effect in respect of such series and the new special rights and restrictions created, defined and attached in paragraph 6 above shall be numbered as Part 26 of the Articles;

8.

the Memorandum of the Company be altered accordingly;

9.

a certified copy of the foregoing resolutions be filed with the Registrar of Companies for British Columbia subject to such changes as the Registrar may require, and the President or any one Director of the Company is authorized to do all such things necessary to carry out the intent of the foregoing; and

10.

this special resolution may be revoked by the directors of the Company in their discretion by resolution without further approval, ratification or confirmation by the members at any time and in such case, the directors of the Company are hereby authorized to abandon the above described alterations to the Memorandum and Articles of the Company without further approval, ratification or confirmation by the members of the Company, and in such case, the special resolution approving and adopting the above described alterations to the memorandum and articles of the Company shall be deemed to have been rescinded."

Alteration of Class "B" Preference Shares

The authorized capital of the Company currently consists of 300,000,000 shares divided into: (i) 100,000,000 common shares without par value of which 12,410,822 common shares are issued and outstanding; (ii) 100,000,000 Class "A" Preference Shares with a par value of $1.00 each, of which an aggregate of 99,500,000 have been designated as 230 different series; and (iii) 100,000,000 Class "B" Preference Shares with a par value of $5.00, none of which have been issued.

Management of the Company proposes to alter the Class "B" Preference Shares, none of which have been issued, to be without par value, rather than having a par value of $5.00, and to be named the "Convertible Preference Shares".

In this regard, the Company’s management intends to place the following proposed special resolution before the members of the Company for consideration:

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

the Company alter its Memorandum by changing all of its Class “B” Preference Shares with a par value of $5.00 each in the capital of the Company, none of which are issued, into shares without par value and the name and designation of all of the 100,000,000 Class "B" Preference Shares without par value in the capital of the Company be changed to "Convertible Preference Shares";

2.

paragraph 2(c) of the Memorandum of the Company be deleted and that the following be substituted therefor:

"(c)

100,000,000 Convertible Preference Shares without par value”;

3.

the Memorandum of the Company be altered accordingly;

4.

the Articles of the Company be altered accordingly, changing all references to Class "B" Preference Shares to "Convertible Preference Shares";

5.

a certified copy of the foregoing resolutions be filed with the Registrar of Companies for British Columbia subject to such changes as the Registrar may require, and the President or any one Director of the Company is authorized to do all such things necessary to carry out the intent of the foregoing; and

6.

this special resolution may be revoked by the directors of the Company in their discretion by resolution without further approval, ratification or confirmation by the members at any time and in such case, the directors of the Company are hereby authorized to abandon the above described alterations to the memorandum and articles of the Company without further approval, ratification or confirmation by the members of the Company, and in such case, the special resolution approving and adopting the above described alterations to the memorandum and articles of the Company shall be deemed to have been rescinded.”

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this information circular have been approved, and the delivery of it to each member of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board of Directors of the Company.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

ORDER OF THE BOARD OF DIRECTORS
OF IMPERIAL GINSENG PRODUCTS LTD.

Per:

“Signed”

Hugh R. Cartwright

Co-Chairman and Director

SCHEDULE “A”

PART 25

ADDITIONAL RIGHTS AND RESTRICTIONS ATTACHING TO

SERIES 1 CLASS “A” PREFERENCE SHARES

25.01

Definition.  The Series 1 Class “A” Preference shares with a par value of $1.00 each are called the “Series 1 Class A Shares” in this Part 25 of the Articles of the Company.

25.02

Summary.  The rights and restrictions attached to the Series 1 Class A Shares may be summarized as follows:

Right	Description
Voting	Non-Voting
Dividends	Cumulative dividends payable quarterly
Conversion	Convertible to common shares
Priority on Liquidation	In preference to common shares

The foregoing table is a summary only and in the event of any inconsistency between the foregoing summary and the following text, the text shall supersede the summary.

25.03

Voting Rights.  The Series 1 Class A Shares have the following special rights and restrictions with respect to voting:

(a)

General Meetings.  The holders of Series 1 Class A Shares are not entitled to notice of or to be present or to vote, either in person or by proxy, at any general meeting of the shareholders of the Company other than a separate meeting of the holders of Series 1 Class A Shares.

(b)

Class and Series Meetings.

(i)

Requisition.  Meetings of the holders of Series 1 Class A Shares may be requisitioned by not less than 5% of the holders of the Series 1 Class A Shares, outstanding as at the date of requisition by giving notice as set out herein.

(ii)

Notice.  Twenty one (21) days notice must be given to the Company and to the holders of Series 1 Class A Shares.  Notice of a meeting of the holders of Series 1 Class A Shares shall specify the place, the day and the hour of the meeting, and the general nature of the business to be carried out at the meeting.  The accidental omission to give notice of any meeting to, or the non-receipt of any notice by, any of the members entitled to receive notice shall not invalidate any proceedings at that meeting.

(iii)

Quorum.  The quorum for a meeting of the holders of Series 1 Class A Shares shall be one (1) holder of such shares, present in person or by proxy, or (being a corporation) represented in accordance with section 33 of the Company Act, British Columbia, holding not less than one third (1/3) of the Series 1 Class A Shares affected.

(iv)

Voting.  Each Series 1 Class A Share held shall entitle the holder thereof to one vote at a meeting of the holders of Series 1 Class A Shares.

(v)

Proceedings and Voting.  To the extent they are applicable, the provisions of Parts 10 (Proceedings at General Meetings) and Part 11 (Votes of Members) of the Articles apply to any meeting of the holders of Series 1 Class A Shares.

(vi)

Matters requiring extraordinary resolution.   Approval of not less than 75% of the holders of Series 1 Class A Shares shall be required for any modification or compromise of the rights of the holders of Series 1 Class A Shares, or the waiver of any default by the Company by such holders.  If such approval is given at a meeting of such holders then, for greater certainty, approval of not less than 75% means the approval of not less than 75% of the votes cast at such meeting by such holders who are present in person or by proxy, or (being a corporation) represented in accordance with section 33 of the Company Act, British Columbia.

25.04

Dividends.  The Series 1 Class A Shares have the following special rights and restrictions with respect to receipt of dividends:

(a)

Cumulative Dividend.  The holders of the Series 1 Class A Shares are entitled to receive on the issue price thereof, in each year, out of the monies of the Company properly applicable to the payment of dividends, fixed, preferential, cumulative dividends at the rate of twelve percent (12%) per annum (for greater certainty such percentage shall be applied to the issue price of the Series 1 Class A Shares to determine the annual dividend payable).  Subject to the Company Act, British Columbia, the directors of the Company shall declare such dividends on a quarterly basis on March 31, June 30, September 30 and December 31 of each year, and payment shall be made within fifteen (15) days thereafter.

For greater certainty, any partial repurchase or conversion of any Series 1 Class A Shares shall not disentitle any holder of such shares from receiving dividends as set out above on those shares which remain issued and outstanding after such partial repurchase or conversion.

The holders of the Series 1 Class A Shares shall not be entitled to any dividends other than or in excess of the dividends provided for in this section.

(b)

Unpaid Dividends.  To the extent that any dividends on the Series 1 Class A Shares are declared but not paid in full for any period, such dividends or the unpaid part thereof shall:

(i)

continue to be remain an obligation owing by the Company until such amount, including any amounts owing in respect of subsequent dividends, are paid; and

(ii)

be paid on a subsequent date or dates determined by the board of directors on which the Company shall have sufficient monies properly applicable to the payment of the same.

(c)

If Dividends Unpaid.   No dividends shall at any time be declared or paid on or set apart for payment on any of the common shares, or on shares of any other class ranking junior to the Series 1 Class A Shares with respect to dividends, unless in each case all dividends, up to and including the dividend payable on the last preceding dividend payment date, on the Series 1 Class A Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment.

(d)

Payment by Issuance of Common Shares.  Notwithstanding any other provision of this Part, payment of any dividends (including any unpaid dividends) on the Series 1 Class A Shares may be made by way of the issuance of common shares in the capital of the Company.  The price of such common shares shall be the fair market value thereof as determined by the directors, having regard to the closing price of the common shares of the Company on the day before the date of the press release announcing the issuance of such shares and having regard to the policies of any stock exchange on which such shares may be listed and having regard to the rules of any other securities regulatory authority having jurisdiction.

(e)

If Shares Converted or Repurchased.  For greater certainty, if any Series 1 Class A Shares having a right to receive dividends is converted or repurchased then no dividends shall be declared on such shares from and after the date of conversion or repurchase.

25.05

Conversion.

(a)

Right of Conversion.  All Series 1 Class A Shares shall, at the option of the holders thereof, be convertible into common shares of the Company as provided herein.  Upon the exercise of the conversion right by the holder the Company shall issue to the holder that number of common shares equal to the aggregate issue price of the Series 1 Class A Shares to be converted divided by the common share conversion price provided for herein.

(b)

Conversion Price.  The common share conversion price for any Series 1 Class A Shares shall be $0.50 per common share, provided that such conversion price shall increase by $0.25 per common share on January 31, 2004 and by an additional $0.25 per share on January 31 of each subsequent year thereafter, depending on what date notice of conversion is provided to the Company as set forth herein.

(c)

Notice.  The conversion right provided for herein may be exercised by notice in writing given to the Company or any transfer agent of the Company for the Series 1 Class A Shares in respect of which the holder thereof desires to exercise such right of conversion, accompanied by all certificates (if issued) representing such shares.  Such notice shall be signed by the person or persons registered on the books of the Company as the holder of such shares or by the duly authorized attorney of such person(s) and shall specify the number of Series 1 Class A Shares which the holder desires to have converted.

(d)

Share Certificates.  Upon the Company or the transfer agent receiving notice as set out herein, the Company shall issue certificates representing common shares at the rate provided for herein to the registered holder of the Series 1 Class A Shares referred to in such notice, or in such name or names as such registered holder may direct in writing.  If less than all the Series 1 Class A Shares represented by any certificate(s) accompanying such notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Series 1 Class A Shares which are not to be converted.

(e)

Conversion and Dividends.  The registered holders of any Series 1 Class A Shares at the close of business on any date that any dividend payable on such shares is declared shall be entitled to such dividend notwithstanding that such shares are subsequently converted into common shares after such date but before the payment date of such dividend.  The registered holders of common shares acquired by conversion shall be entitled to rank equally with the holders of all other common shares in respect of all dividends payable to holders of common shares who were holders of record at the close of business on any date on or after the date of such conversion or declared after such date.  Subject to the foregoing and to adjustment in the event of subdivision or consolidation, upon the conversion of any Series 1 Class A Shares there shall be no payment or adjustment by the Company or by the holders of any Series 1 Class A Shares on account of any dividends, either on the Series 1 Class A Shares converted or on the common shares issued upon conversion.

(f)

Subdivision.  If at any time while any of the Series 1 Class A Shares are outstanding, there should be any subdivision, reclassification or change of the common shares  into a greater number or a different class or classes of shares, the holder of any Series 1 Class A Shares exercising the right of conversion attached thereto at any time after such subdivision, reclassification or change shall be entitled to such additional number or different class or classes of shares as would have resulted from such  subdivision, reclassification or change if the right of conversion had been exercised prior to the date of  such subdivision, reclassification or change.

(g)

Consolidation.  If at any time while any of the Series 1 Class A Shares are outstanding, there should be any consolidation, reclassification or change of the common shares into a lesser number or a different class or classes of shares, the holder of any Series 1 Class A Shares exercising the right of conversion attached thereto at any time after such consolidation, reclassification or change shall be entitled to such lesser number or different class or classes of shares as would have resulted from such  consolidation, reclassification or change if the right of conversion had been exercised prior to the date of  such consolidation, reclassification or change.

(h)

Auditors.  If any question shall at any time arise with respect to the adjustment of the conversion rights as set out herein, such question shall be conclusively determined by the auditors of the Company and any such determination shall be binding on the Company and all transfer agents and all the shareholders of the Company.

(i)

Fractional Shares.  The Company shall not issue fractional common shares upon any conversion, and the number of fractional common shares to be issued upon any conversion shall be rounded to the nearest whole number.

(j)

General.  All shares resulting from any conversion of any Series 1 Class A Shares (including whole common shares resulting from the consolidation by the Company of fractional shares which result from conversions) shall be fully paid and non-assessable.  Nothing herein contained shall affect or restrict the right of the Company to increase the number of its common shares in accordance with the provisions of the Company Act, British Columbia, and to issue such shares from time to time.

25.06

Priority on Liquidation.  In the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or upon distribution of the assets of the Company among its members for the purpose of winding-up its affairs, or upon a reduction or return of its capital (except by way of the repurchase of shares made in accordance with the Company Act, British Columbia) the Series 1 Class A Shares shall participate rateably with the Class B Preference shares and shall rank in priority to the common shares of the Company with respect to outstanding or unpaid dividends or return of the amount paid up thereon.  After payment to the holders of the Series 1 Class A Shares of the amounts so payable to them as set out above, they shall not be entitled to share in any further distribution of the property or assets of the Company.

25.07

Directors May Cancel Unissued Shares and Create Series.  The directors shall have the power to cancel any unissued Series 1 Class A Shares and, as set out in paragraph 23.01(b) and (c), the directors shall have the power to create one or more additional series of Class “A” Preference shares and to create, define and attach special rights and restrictions attached thereto.

Proxy

ANNUAL GENERAL MEETING (THE “MEETING”)
OF MEMBERS OF

IMPERIAL GINSENG PRODUCTS LTD. (THE “COMPANY”)

Meeting Date:

Thursday, December 12, 2002

Meeting Time:

10:00 am (Pacific Time)

Meeting Location:

Boardroom – Catalyst Corporate Finance Lawyers

1400 – 1055 West Hastings Street

Vancouver, BC

The undersigned member of the Company hereby appoints Hugh R. Cartwright, a director of the Company, or failing this person, Stephen P. McCoach, a director of the Company, or in the place of the foregoing, ______________________________________________(print the name), as proxyholder for and on behalf of the member with full power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the Meeting and at every adjournment of the Meeting, to the same extent and with the same powers as if the undersigned member were present at the Meeting or any adjournment of the Meeting.

Resolutions

(For full details of each item, please see the accompanying Notice of Meeting and Information Circular.)

For

Withhold

1.

To appoint Grant Thornton LLP as the auditor of the Company at a
remuneration to be fixed by the directors.                                                                  ____                      ____

For

Against

2.    To set the number of directors of the Company at six.

____

____

For

Withhold

3.

To elect the following persons as directors of the Company:

(a)

Stephen P. McCoach

____

____

(b)

Hugh R. Cartwright

____

____

(c)

Dr. Aik Ping Eng

____

____

(d)

Joseph A. Rogers

____

____

(e)

James S. Chang

____

____

(f)

Maurice Levesque

____

____

For

Against

4.    To approve the adoption of a new Stock Option Plan.

____

____

                                                                                                                                            For                     Against

1.

To consider and, if thought fit, pass a Special Resolution, the particulars of which are set out in the accompanying Information Circular, altering the capital of the

Company by subdividing or consolidating each series of the Class “A” Preference

Shares at a rate to be determined by the directors and then combining, on a series by

Series basis, all 230 authorized series Class "A" Preference Shares, both issued and

Unissued, into a single new series called ‘Series 1 Class “A” Preference Shares’

Having the rights and restrictions set out in the accompanying Information Circular.____

____

2.

To consider and, if thought fit, pass a Special Resolution, the particulars of which

Are set out in the accompanying Information Circular, altering the capital of the

Company by changing the Class “B” Preference Shares from having a par value

Of $5.00 to having no par value and changing the name and designation of such

Shares to “Convertible Preference Shares”.

____

____

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting or any adjournment of the Meeting.

SIGN HERE:

_________________________________________

Please Print Name:

_________________________________________

Date:

_________________________________________

Number of Shares:

_________________________________________

This proxy form is not valid unless it is signed and dated. See important information and instructions on reverse side.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This proxy is solicited by the management of the Company.

2.

If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation authorizing the signing person to execute the proxy form on the member’s behalf that is acceptable to the Chair of the Meeting must be deposited with this proxy form in accordance with the instructions in the box below.

3.

If a member cannot attend the Meeting but wishes to vote on the resolutions, the member can appoint another person (who need not be a member of the Company) to vote according to the member's instructions.  To appoint someone other than the person named in this proxy form, a member must either:

(a)    on the proxy form:

(i)    strike out the printed names of the individuals specified as proxyholder,

(ii)   insert the name of the member’s nominee in the blank space provided,

(iii)  sign and date the proxy form, and

(iv)  return the proxy form in accordance with the instructions in the box below; or

(b)   complete another proper proxy form.

4.

If a member cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the nominees of management specified in this proxy form, the member must

(a)   leave the wording appointing a nominee as shown on the proxy form;

(b)   sign and date the proxy form; and

(c)   return the proxy form in accordance with the instructions in the box below.

5.    If the instructions as to voting indicated in this proxy form are certain, the shares represented by the proxy form will be voted or withheld from voting in accordance with the instructions of the member.  If the member specifies a choice with respect to any resolution to be acted upon, the shares represented will be voted or withheld from the vote on the resolution accordingly.  If no choice is specified with respect to any resolution to be acted upon, this proxy form confers discretionary authority upon the proxyholder appointed.  It is intended that the nominee of management acting as proxyholder will vote the shares represented by the proxy form in favour of each resolution identified in the proxy form and for the nominees specified for directors and auditor.  With respect to any amendments or variations to any of the resolutions identified in the proxy form or other matters that may properly come before the Meeting, the shares represented by the proxy form will be voted by the nominee of management acting as proxyholder in accordance with his best judgment.

6.    If a member returns this or another proper proxy form, the member may still attend the Meeting and vote in person if the member later decides to do so.  To attend and vote at the Meeting, the member must record his/her/its attendance with the Company’s scrutineer at the Meeting and revoke the previously completed, returned proxy form in writing.

To be presented at the Meeting, this proxy form must be received at the office of Pacific Corporate Trust Company by mail or by fax by 10:00 a.m. on December 10, 2002 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.  The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.